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
                                         SIDLEY AUSTIN LLP        BEIJING       GENEVA         SAN FRANCISCO
[SIDLEY AUSTIN LLP LETTERHEAD]           ONE SOUTH DEARBORN       BRUSSELS      HONG KONG      SHANGHAI
                                         CHICAGO, IL  60603       CHICAGO       LONDON         SINGAPORE
                                         (312) 853 7000           DALLAS        LOS ANGELES    TOKYO
                                         (312) 853 7036 FAX       FRANKFURT     NEW YORK       WASHINGTON, DC



                                                                  FOUNDED 1866

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August 24, 2006


Mr. Owen Pinkerton
         Senior Counsel
Ms. Amanda McManus
         Attorney-Advisor
United States Securities and
         Exchange Commission
100 "F" Street, N.W.
Washington, D.C. 20549

         Re:      Man-AHL 130, LLC (the "Pool")
                  Registration Statement on Amendment No. 4 to Form S-1 Filed August 24, 2006
                  File No. 333-126172

Dear Mr. Pinkerton:

                  We thank the Staff for its May 15, 2006 comment letter on the above referenced filing. The following are the Staff's comments -- repeated verbatim for your convenience of reference -- followed by our responses. In many cases, of course, the responses refer to a corresponding change in Amendment No. 4 to the Registration Statement filed hereto.

                  General

                  1. The Division of Investment Management is currently reviewing your filing and will contact you separately concerning that review and any additional comments.

                  We have received confirmation from Ms. Susan Olson, the Staff Member from the Division of Investment Management with whom we have been dealing, confirming that the Pool will not be considered an "investment company" subject to the registration and other requirements of the Investment Company Act of 1940 (the "Company Act") and that the Division of Investment Management has no further questions or comments with respect to the Pool.

                  2. We received your sales materials on May 10, 2005 and will contact you separately with any comments or questions.

                  We thank you for your review of the sales material. We have revised the sales material and will resubmit the updated sales material separately.



       Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships


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[SIDLEY AUSTIN LLP LETTERHEAD]
August 24, 2006
Page 2




                  AHL Diversified Program, page 26

                  3. We have reviewed your revisions in response to prior comment 10. It is still not clear why you have chosen to include separate tables showing the performance of Man-AHL (USA) Corp. and later run by Man-AHL (USA) Limited. Since the charts do not show discrete periods of time, and since the chart on page 29 includes information that is repeated on page 26, we continue to believe that the charts could be combined so that investors are more easily able to understand the performance history of the AHL Diversified Program. If you choose to retain separate graphs, please advise us as to why the graph on page 29 contains performance data that overlaps with the chart on page 26. In other words, if the distinction is that the chart on page 29 shows performance of accounts managed by Man-AHL (USA) Corp., it would appear that the chart should only extend through December 2004. Please revise or advise.

                  In an attempt to make the document more clear for investors, we have revised the Prospectus as suggested to include only one table, found on page 27 of the Prospectus. The table on page 27 reflects the composite results of all accounts available to U.S. investors traded pursuant to the AHL Diversified Program from January 2001 through June 2006, the time period required by CFTC Rule 4.25(a)(1)(ii).

                  Part Two -- Statement of Additional Information

                  4. We refer to the chart on page 72 that shows supplemental performance of the AHL Diversified Program April 3, 1998 - December 31, 2005. Please disclose how you calculate the "annualized volatility" and disclose the time period represented by "worst drawdown." With respect to the latter, if this shows the worst peak-to-valley drawdown, disclose this and disclose the dated of drawdowns. Finally, the drawdown for AHL appears to differ from the worst peak-to-valley drawdown disclosed on page
                           29. Please revise to explain this apparent inconsistency. This comment also refers to similar disclosure found on pages 75 and 81.

                  We have revised the footnotes to those charts which include "annualized volatility," found on pages 90, 92 and 96, to include the following footnote regarding "annualized volatility":

                           "Annualized volatility is standard deviation on a yearly basis. Standard deviation is a widely used measurement of risk, representing volatility derived by calculating the square root of the variance of the returns of an investment from their arithmetic mean."

                  We additionally revised the footnotes to all of the charts in the Statement of Additional Information to indicate the periods of the worst peak-to-valley drawdown.


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[SIDLEY AUSTIN LLP LETTERHEAD]
August 24, 2006
Page 3


The appearance of a difference between the worst peak-to-valley drawdown presented in the performance information for the AHL Diversified Program on page 27 of the Prospectus (17.96%) and that which is presented on page 90 (18.0%) occurs merely as a matter of rounding. In the performance presented on page 27, results are rounded to the second decimal place, whereas the performance presented on page 90 is rounded to the first decimal place. The information presents the same performance and is not intended to present differing results.

                  5. We refer to the Man-Glenwood Lexington and Man-Glenwood Lexington TEI charts found on page 83. We note that the worst monthly and peak-to-valley drawdowns are from periods not included in the charts. If you choose to only include performance data for the years 2000-2005, please revise to include drawdown data for this time period as well. Alternatively, if you choose to retain this disclosure please include capsule performance for the entities since inception.

                  We have revised the disclosure to present the worst monthly and peak-to-valley drawdowns for the time period presented in the performance charts, the revised disclosure is found on page APP-2 of the Appendix to the Prospectus.

                  Financial Statements and Notes

                  6. We have reviewed your response to comment 18. The inclusion of unaudited statements for the period of inception through May 20, 2005 (the date of the audited balance sheet) does not comply with the requirements in Rule 3-02 of Regulation S-X and SFAS
                           95. In your next amendment please revise accordingly to provide audited information for the appropriate periods.

                  We have revised the Prospectus to include the Pool's March 31, 2006 audit, which provides audited statements for the period of inception through March 31, 2006 and unaudited statements from April 1, 2006 through July 31, 2006.

                  Part II

                  Undertakings, page II-3

                  7. Please remove the undertakings that do not apply to the pool. For example, undertakings (A) and (B) relate to S-8 and S-3/F-3 offerings which are not applicable to the pool. In addition, since the offering is not a firm commitment underwritten offering, the undertaking that references Section 430A should be removed.

                  We have revised the undertakings to remove any that do not apply to the Pool and to remove the undertaking that references Section 430A.



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[SIDLEY AUSTIN LLP LETTERHEAD]
August 24, 2006
Page 4



                  Exhibits

                  8. We note that each of the forms of tax and legal opinions provided refer only to Amendment No. 3 to your registration statement. Please be advised that if you file further amendments to your registration statement you must also file new tax and legal opinions referring to the most recent amendment to the registration statement.

                  We are aware of the need to file updated legal and tax opinions and have, accordingly, filed such revised opinions as exhibits to the Registration Statement on Amendment No. 4 to Form S-1 filed August 24, 2006.


                  9. We note that counsel has limited its legal opinion to the Delaware Limited Liability Company Act and the Securities Act. Please have counsel confirm that application of the Delaware Limited Liability Company Act for this purpose includes applicable reported judicial decision and provisions of the Delaware Constitution.

                  We have revised our legal opinion to ensure application of the Delaware Limited Liability Company Act as well as applicable reported judicial decisions and provisions of the Delaware Constitution. The revised opinion has been filed as an exhibit to the Registration Statement on Amendment No. 4 to Form S-1 filed August 24, 2006.

                             -----------------------

                  If it would be helpful or convenient for the Staff we would be eager to confer with the Staff either in person or by telephone, in an effort to resolve outstanding issues.

                  If the Staff has any questions or would like any further information on this or related topics, please do not hesitate to call the undersigned (312-853-7261) or Mr. James Biery (312-853-7557).



Sincerely,





David R. Sawyier